Exhibit 99.1

FOR IMMEDIATE RELEASE

POINTS PROVIDES BUSINESS UPDATE AND CALENDAR OF FALL
INVESTOR ACTIVITIES

TORONTO, September 30, 2009 – Points International Ltd. ("Points") - (OTCBB: PTSEF, TSX: PTS) - the world’s leading loyalty reward solutions provider and owner of the Points.com portal - today provided a business update and a schedule of upcoming investor activities.

Business Update

"Our business activity is on plan and the focused technology enhancement and expense management plans we laid out on August 12, 2009 are on track," said Points CEO Rob MacLean. "Project Epoch, a meaningful upgrade to our technology platform that will support new levels of scale and enable new features including social media and mobile applications across both the e-commerce and consumer sides of our business, is progressing nicely and major feature sets are expected to launch in the next two quarters. We continue to see solid levels of transaction activity from our partners, and we are jointly working on a variety of exciting promotional activities for the Fall and Winter periods. Progress on project Epoch and a sharp focus on overall expenses are allowing us to implement a 20% reduction of full-time equivalent headcount that will be completed by the end of the year."

"We are reiterating our current forecast for 2009 revenue of $70 to $80 million, with positive EBITDA1 for the year. By decreasing both our operating expenses and go-forward technology costs, we are aligning the business to increase profits going forward. We expect that these initiatives, combined with a shift in our transaction mix, will drive margin expansion in the second half of 2009. We plan to post sequential improvements in EBITDA in both the third and fourth quarters, and will exit 2009 with a lowered expense trajectory for the company. Points has a comprehensive technology and business roadmap that is driving a compelling, profitable outlook for the company, and interest in our loyalty platform from new partners remains high. We look forward to sharing our 2010 forecast with investors when we report our third quarter results in November," concluded MacLean.

Fall Investor Conferences

Points’ management will present at the following investor conferences:

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SRA Fall Growth Stock Conference
October 19, 2009 -- New York City

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Merriman Curhan Ford 2009 Investor Summit
November 10, 2009 -- New York City

In addition to the conference presentations, management will be available for meetings with institutional investors.

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1 EBITDA (Earnings (loss) before interest, taxes, amortization and foreign exchange) is considered by management to be a useful measure of performance. EBITDA is not a recognized earnings measure under generally accepted accounting principles.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, visit http://www.points.com.

Consumer Website: www.points.com
Corporate Website: www.pointsinternational.com

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements include our guidance for 2009 with respect to revenue and EBITDA, and statements relating to operating expenses, margins, transaction activity, profitability, headcount reduction and the launch schedule for Epoch. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume that current foreign exchange rates remain stable, that Points’ partners will fulfill their marketing and promotional commitments, and that Points’ in-market products and services will continue to perform along historical growth curves and that transaction rates for newly launched products and services will grow in a manner consistent with the Company’s experience with its products in the market. The launch schedule for Epoch is subject to project implementation risks and delays inherent to technology projects. Important factors that could cause actual results to differ materially include the risk factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' Annual Information Form, annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

For more information contact:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382
anthony.lam@points.com

Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722
alex@blueshirtgroup.com, or brinlea@blueshirtgroup.com